BRADLEY PHARMACEUTICALS, INC.
         CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            (UNAUDITED)


NOTE A - Summary of Accounting Policies
         ------------------------------

     The unaudited interim financial statements of Bradley Pharmaceuticals, Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America and rules and regulations of the Securities and Exchange Commission for interim financial information. Accordingly, they do not include all of the information and footnote disclosures required by accounting principles generally accepted in the United States of America for complete financial statements.

     In the opinion of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of normal recurring entries) necessary to present fairly the Company's financial position as of June 30, 2001 and the results of operations for the three and six month periods ended June 30, 2001 and 2000 and cash flows for the six months ended June 30, 2001 and 2000.

     The accounting policies followed by the Company are set forth in Note A of the Company's consolidated financial statements as contained in the Form
10-KSB for the year ended December 31, 2000 filed with the Securities and Exchange Commission. These financial statements should be read in conjunction with the Form 10-KSB for the year ended December 31, 2000.

     The results reported for the three and six month periods ended June 30, 2001 are not necessarily indicative of the results of operations which may be expected for a full year.

NOTE B - Revolving Credit Facility
         -------------------------

     On June 29, 2001, LaSalle Business Credit, Inc. amended the Loan
Agreement by reducing the interest rate by 1/2% for the acquisition note and the revolving asset-based credit facility. In addition, the maximum allowable capital expenditures covenant for each calendar year was favorably increased from $150,000 to $300,000.

     Interest now accrues on amounts outstanding under the Loan Agreement at the rate equal to the prime rate of interest, announced from time to time, by LaSalle National Bank plus 1% for the revolving credit facility (8% as of June 30, 2001) and plus 2% for the amount outstanding for the acquisition note (9% as of June 30, 2001).

     The Company had $25,000 and $774,000 in borrowings issued under the revolving asset-based line of credit and the acquisition note at June 30, 2001, respectively, with a remaining availability pursuant to a borrowing base of $3,475,000 from the revolving line of credit and $411,000 from the acquisition note.

NOTE C - Net Income (Loss) Per Common Share
         ----------------------------------

     The Company computes income per share in accordance with Statement of Financial Accounting Standards No. 128 Earnings per Share (SFAS 128) which specifies the compilation, presentation and disclosure requirements for income per share for entities with publicly held common stock or instruments which are potentially common stock.

     Basic net income (loss) per common share is determined by dividing the net income (loss) by the weighted average number of shares of common stock outstanding. Diluted net income (loss) per common share is determined by dividing the net income (loss) by the weighted number of shares outstanding and dilutive common equivalent shares from stock options and warrants. A reconciliation of the weighted average basic common shares outstanding to weighted average diluted common shares outstanding follows:


                           Three Months Ended         Three Months Ended
                             June 30, 2001              June 30, 2000
Basic Shares                   7,970,000                  7,910,000

Dilution: Stock Options
  and Warrants                 1,310,000                    110,000
                               ---------                  ---------
Diluted Shares                 9,280,000                  8,020,000



Net Income (Loss)               $547,667                   $192,410


Basic income (loss)
  per share                        $0.07                      $0.02
Diluted income (loss)
  per share                        $0.06                      $0.02



                           Six Months Ended            Six Months Ended
                             June 30, 2001               June 30, 2000
                             -------------               -------------
Basic Shares                   7,960,000                   7,900,000

Dilution: Stock Options
  and Warrants                   970,000                       -0-
                               ---------                   ---------
Diluted Shares                 8,930,000                   7,900,000

Net Income (Loss)               $852,282                 $(4,487,479)

Basic income (loss)
  per share                        $0.11                      $(0.57)
Diluted income (loss)
  per share                        $0.10                      $(0.57)


     In addition to stock options and warrants included in the above computation, options and warrants to purchase 10,000 and 110,000 shares of common stock at prices ranging from $3.66 to $4.03 and $3.00 to $4.03 per share were outstanding for the three and six months ending June 30, 2001, respectively. These were not included in the computation of diluted income per share because the option/ warrant exercise price was greater than the average market price of the Company's common stock and, therefore, the effect would be anti-dilutive.

     For the three months ending June 30, 2000, the stock options and warrants to purchase 730,000 shares of common stock at prices ranging from $1.34 to $4.03 per share were not included in the above computation. These were not considered in the computation of diluted income per share because the option/ warrant exercise price was greater than the average market price of the Company's common stock and, therefore, the effect would be anti-dilutive.

     For the six months ended June 30, 2000, the stock options and warrants to purchase 2,150,000 shares of common stock at prices ranging from $0.83 to $4.03 per share were not included in the above computation. These were not considered in the computation of diluted income (loss) per share because of the net loss during the period and, therefore, the effect would be anti-dilutive.

Note D - Business Segment Information
         ----------------------------

     The Company's two reportable segments are Kenwood Therapeutics (nutritional, respiratory, personal hygiene and internal medicine brands) and Doak Dermatologics, Inc. (dermatological brands).

     The accounting policies used to develop segment information correspond to those described in the 2000 10-KSB's summary of significant accounting policies. The reportable segments are distinct business units operating in different market segments with no intersegment sales. The following information about the two segments are for the six months ended June 30, 2001 and 2000.


                                              2001             2000
                                              ----             ----
Net sales:

Kenwood Therapeutics                       $4,535,501       3,265,538
Doak Dermatologics, Inc.                    6,671,174       3,623,509
                                           ----------       ---------
                                          $11,206,675      $6,889,047
                                           ==========       =========
Depreciation and
amortization:
Kenwood Therapeutics                         $409,519        $358,639
Doak Dermatologics, Inc.                      125,231         123,438
                                           ----------       ---------
                                             $534,750        $482,077
                                           ==========       =========
Income (loss) before
income tax (benefit):
Kenwood Therapeutics                        ($331,988)    ($5,156,378)
Doak Dermatologics, Inc.                    1,695,270         291,899
                                           ----------       ---------
                                           $1,363,282     ($4,864,479)
                                           ==========       =========
Income tax expense
(benefit):
Kenwood Therapeutics                        ($124,000)      ($521,000)
Doak Dermatologics, Inc.                      635,000         144,000
                                           ----------       ---------
                                             $511,000       ($377,000)
                                           ==========       =========
Net income (loss):
Kenwood Therapeutics                        ($207,988)    ($4,635,378)
Doak Dermatologics, Inc.                    1,060,270         147,899
                                           ----------       ---------
                                             $852,282     ($4,487,479)
                                           ==========       =========
Segment assets:
Kenwood Therapeutics                      $14,626,855     $13,944,990
Doak Dermatologics, Inc.                    2,339,171       2,422,045
                                           ----------      ----------
                                          $16,966,026     $16,367,035
                                           ==========      ==========
Geographic information
(revenues):
Kenwood Therapeutics
     United States                         $4,261,641      $2,955,875
     Other countries                          273,860         309,663
                                           ----------      ----------
                                           $4,535,501      $3,265,538
                                           ==========      ==========
Doak Dermatologics, Inc.
     United States                         $5,967,515      $2,886,425
     Other countries                          703,659         737,084
                                           ----------      ----------
                                           $6,671,174      $3,623,509
                                           ==========      ==========
Net sales by category:
     Dermatology                           $6,671,174      $3,680,758
     Respiratory                            1,002,154       1,669,013
     Nutritional                            1,485,541         793,159
     Internal Medicine                      1,943,588         579,699
     Personal Hygiene                         104,218         166,418
                                           ----------      ----------
                                          $11,206,675      $6,889,047
                                           ==========      ==========

     The basis of accounting that is used by the Company to allocate expenses that relate to both segments are based upon the proportionate quarterly net sales of each segment. Accordingly, the allocation percentage used can differ between quarters and years depending on the segments proportionate share of net sales.

Note E - Long-Term Debt
         --------------

     On March 8, 2001, the Company entered into a lease purchase agreement with General Electric Capital Business Asset Funding Corporation that is comprised of a $300,000 credit facility for equipment purchases, specifically to upgrade and install a computer network. At the conclusion of the interim period (the period the Company purchases the equipment), this lease purchase agreement has a term of 3 years. During the interim period, the Company is subject to interest in an amount determined by applying the interim rate, which is the prime rate of interest announced from time to time by Chase Manhattan Bank plus one percent, to the total then outstanding balance. During the basic term (the period subsequent to the interim period), beginning on July 1, 2001, the Company is subject to interest in an amount determined by applying the periodic rate of 10% to the total cost.

     On June 28, 2001, the credit facility was amended by increasing the funding commitment to $380,225. As of June 30, 2001, the Company had $380,225 in borrowings issued under this facility.

Note F - Co-Promotion Agreement
         ----------------------

     On March 15, 2001, the Company entered into a three year agreement with Adams Laboratories to supplement the Company's promotional efforts for the product ENTSOL(R) Spray. However, if after the conclusion of the first year the annual net sales are less than $1,750,000, the agreement can be terminated. During the term of this agreement, the Company is responsible for a commission equal to fifty percent of the profit from the sale of ENTSOL(R) Spray. In accordance with the agreement, profit is defined as net sales less cost of goods sold less all promotional costs dedicated to ENTSOL(R) Spray incurred by the Company.

Note G - Reserved Shares
         ---------------

     On April 2, 2001, as compensation for prior consulting services, the Company granted to a consultant, warrants to purchase 100,000 shares of common stock at the price of $2.125 per share, which are exercisable immediately, nonforfeitable, and will expire 4 years from its initial exercise date. During the First Quarter 2001, the Company expensed $132,897 for these services.

     During the Second Quarter 2001, the Company granted various consultants warrants to purchase 18,300 shares of common stock at prices ranging from $3.15 to $3.22, which are exercisable immediately, nonforfeitable, and will expire
3 years from its initial exercise date. During the Second Quarter 2001, the Company expensed $26,106 for these services.

Note H - Accounts Receivable
         -------------------

     The Company extends credit on an uncollateralized basis primarily to wholesale drug distributors. Historically, the Company has not experienced significant credit losses on its accounts. The Company's six largest customers accounted for in the aggregate of approximately 84% of trade accounts receivable as of June 30, 2001 (included was one customer with 73% of trade accounts receivable).

     In addition, the Company's six largest customers for the six months ended June 30, 2001 and 2000 accounted for 78% and 72% of gross sales, respectively.

     Supplemental information on the accounts receivable balance at June 30, 2001 is as follows:

Accounts receivable
     Trade                                          $5,041,763
     Other                                              94,401


Less allowances:
     Chargebacks and rebates                         2,045,543
     Doubtful accounts                                 230,734
                                                     ---------


Accounts receivable, net of allowances              $2,859,887
                                                     =========

Note I - Accrued Expenses
         ----------------

     Supplemental information on the accrued expenses balance at June 30, 2001 is as follows:

          Employee compensation                   $   550,789
          Other                                       892,476
                                                    ---------
          Accrued expenses                         $1,443,265
                                                    =========


Note J - Short-term Investments
         ----------------------

     Short-term investments represent deposits with financial institutions that have an original maturity of more than three months and a remaining maturity of less than 1 year, when purchased.

The composition of the Company's short-term investments at June 30, 2001 is as follows:

Certificate of deposit, 5.85%,
  maturity date August 29, 2001                   $   500,000
Certificate of deposit, 5.85%,
  maturity date November 27, 2001                     500,000
Certificate of deposit, 5.64%,
  maturity date March 8, 2002                       1,000,000
Certificate of deposit, 5.32%,
  maturity date May 30, 2002                          200,000
                                                    ---------
Total short-term investments                      $ 2,200,000
                                                    =========

Note K - Intangible Assets
         -----------------

     During April 2001, the Company revised its estimate of the useful life of BRONTEX(R). The Company believes that a remaining useful life of approximately 8 years is appropriate. Due to this change in estimate, the Company amortized an additional $19,000 during the Second Quarter 2001.

NOTE L - Recent Accounting Pronouncement
         -------------------------------

     On July 20, 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 141, Business
Combinations, and SFAS 142, Goodwill and Intangible Assets.   SFAS 141 is
effective for all business combinations completed after June 30, 2001. SFAS 142 is effective for fiscal years beginning after December 15, 2001; however, certain provisions of this Statement apply to goodwill and other intangible
assets acquired between July 1, 2001 and the effective date of SFAS 142.   Major
provisions of these Statements and their effective dates for the Company are as follows:

* All business combinations initiated after June 30, 2001 must use the purchase method of accounting. The pooling of interest method of accounting is prohibited except for transactions initiated before July 1, 2001.
* Intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability.
* Goodwill, as well as intangible assets with indefinite lives, acquired after June 30, 2001, will not be amortized. Effective January 1, 2002, all previously recognized goodwill and intangible assets with indefinite lives will no longer be subject to amortization.
* Effective January 1, 2002, goodwill and intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicator.
* All acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting.

     The Company will continue to amortize goodwill recognized prior to July 1, 2001, under its current method until January 1, 2002, at which time annual and quarterly goodwill amortization of $119,000 and $29,750 will no longer be recognized. By December 31, 2002 the Company will have completed a transitional
fair value based impairment test of goodwill as of January 1, 2002.   Impairment
losses, if any, resulting from the transitional testing will be recognized in the quarter ended March 31, 2002, as a cumulative effect of a change in accounting principle.

Note M - Subsequent Events
         -----------------

     Subsequent to June 30, 2001, 814,650 shares were issued as a result of exercises of options and warrants. As a result of these exercises, the Company received proceeds of $990,138.



                      BRADLEY PHARMACEUTICALS, INC.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS
                  ------------------------------------

     The following discussions should be read in conjunction with the financial statements and notes thereto included elsewhere this Form 10-QSB and the Form 10-KSB for the year ended December 31, 2000. Historical results and percentage relationships set forth in the statement of operations, including trends that might appear, are not necessarily indicative of future operations.

FORWARD-LOOKING STATEMENTS
--------------------------

     This document may contain forward-looking statements, which reflect management's current views of future events and operations. These forward-looking statements are based on assumptions and external factors, including assumptions relating to regulatory action, capital requirements and competing products. Any changes in such assumptions or external factors could produce significantly different results.

OVERVIEW
--------

     The Company markets over-the-counter and prescription pharmaceutical and health related products. The Company's product lines currently include dermatological brands (marketed by Company's wholly owned subsidiary, Doak Dermatologics, Inc.) and nutritional, respiratory, and internal medicine brands (marketed by the Company's Kenwood Therapeutics division). The Company is currently actively promoting products in dermatology and gastroenterology and to a lesser extent nutritionals. All of the Company's product lines are manufactured and supplied by independent contractors who are under the Company's quality control standards and are marketed primarily to wholesalers. The wholesalers, in turn, distribute the products to retail outlets and healthcare institutions throughout the United States. The Company also sells to distributors in selected international markets.

     The Company's growth strategy is to make acquisitions, including through co-marketing and licensing agreements, of products from major pharmaceutical organizations that the Company believes require intensified marketing and promotional attention. The Company believes that significant growth opportunities exist in this market niche as a result of the divestiture by major pharmaceutical companies of certain established product lines that are less profitable in relation to their other products. As a result, the Company has acquired, and intends to acquire, rights to manufacture and market pharmaceutical and health related products which are effective and for which a demonstrated market exists, but which are not actively promoted and where the surrounding competitive environment does not necessarily include major pharmaceutical companies. In addition to acquisitions, the Company's growth strategy is to introduce new products in its existing market niches through modest research and development of existing chemical entities.

RESULTS OF OPERATIONS
---------------------

NET SALES (net of all adjustments to sales) for the three and six months ended June 30, 2001 were $5,924,000 and $11,207,000, respectively, representing an increase of $1,832,000 for the three months ended June 30, 2000, and an increase of $4,318,000 for the six months ended June 30, 2000. The increase for the three months ended June 30, 2001 was primarily due to gains resulting from Kenwood Therapeutics' product PAMINE(R) and Doak Dermatologics' products of CARMOL(R)40, ACIDMANTLE(R), LIDAMANTLE(R), and new product sales from LIDAMANTLE(R) HC of $185,000. This increase was partially offset by a decline in Kenwood's respiratory brands, specifically DECONAMINE(R) and BRONTEX(R). The increase for the six months ended June 30, 2001 primarily reflects gains resulting from Kenwood's PAMINE(R) and GLUTOFAC(R)-ZX and Doak products of CARMOL(R)40, ACIDMANTLE(R), LIDAMANTLE(R) and new product sales from CARMOL(R) Scalp Treatment, LIDAMANTLE(R) HC, and ENTSOL(R) Spray of
$398,000. The increase during the six months ended June 30, 2001 was partially offset by a decline in DECONAMINE(R) and BRONTEX(R).

     The overall increases in product sales of CARMOL(R) 40, GLUTOFAC(R) -ZX, and PAMINE(R) were primarily due to greater promotional attention and the utilization of market research data to ensure product messages are received by the most potentially productive audiences. The sales declines of DECONAMINE(R) and BRONTEX(R) are primarily attributable to an increase in therapeutic/ generic substitution, formulary restrictions, reduction in promotion, and the launch of new competitive products.

     COST OF SALES for three and six months ended June 30, 2001 were $940,000 and $1,927,000, respectively, representing a decrease of $37,000 from the three months ended June 30, 2000 and an increase of $73,000 from the six months ended June 30, 2000. The gross profit percentage for the three and six months ended June 30, 2001 were 84% and 83%, respectively, as compared to 76% and 73% during the three and six months ended June 30, 2000. The increase in the gross profit percentage reflected a change in the Company's sales mix with greater sales of prescription products that historically carry a higher gross profit percentage. The change in the sales mix represents an increase in prescription products of CARMOL(R) 40 and PAMINE(R). In addition, the Company benefited from cost savings due to outsourcing from more cost efficient vendors.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES for the three and six months ended June 30, 2001 were $3,835,000 and $7,370,000, respectively, representing an increase of $1,327,000 and $1,961,000 as compared to the three and six months ended June 30, 2000. The increase in selling, general and administrative expenses reflect increased investment in the Company's sales and marketing areas, with resulting increases in promotional and advertising expenses in order to implement the Company's strategy of niche marketing CARMOL(R) 40, GLUTOFAC(R)-ZX and PAMINE(R). In addition, the Company recorded a non-cash equity based compensation charge relating to consulting services during the three and six months ended June 30, 2001 of approximately $26,000 and $159,000, respectively.

     DEPRECIATION AND AMORTIZATION EXPENSES for the three and six months ended June 30, 2001 were $291,000 and $535,000, respectively, representing an increase of approximately $53,000 from both the three and six months June 30, 2000. The increase in depreciation and amortization expense was primarily due to equipment purchases, specifically to upgrade and install a computer network and a decrease in the remaining useful life of the BRONTEX(R) trademark.

     INTEREST INCOME- NET for the three months ended June 30, 2001 was $28,000, representing an increase of $83,000 as compared to interest expense for the three months ended June 30, 2000. Interest expense for the six months ended June 30, 2001 was $12,000, representing a decrease of $100,000 as compared to the interest expense the same period the prior year. The improvement was principally due to a decrease in borrowings from the revolving asset-based credit facility and an increase in interest revenue from short-term investments.

     LOSS DUE TO IMPAIRMENT OF ASSET for the six months ended June 30,
2000 was $3,897,000. The Company recorded an impairment loss relating to the DECONAMINE(R) trademark. As a result of the Company's strategic review process of the Company's product lines and related intangible assets, the Company determined that an event or circumstance occurred. The Company changed the future sales forecast for the product during April 2000 after it became apparent that significant marketing attention during the Fourth Quarter 1999 had minimal impact on the product's sales. Consequently, the fair value of the DECONAMINE(R) trademark was calculated on the basis of discounted estimated future cash flows and resulted in a non-cash charge of $3,897,000. This charge, which has been recorded in the consolidated statement of operations, had no impact on the Company's cash flow. No impairment loss was recorded during the six months ended June 30, 2001.

     INCOME TAX EXPENSE for the three months ended June 30, 2001 was $339,000, an increase of $216,000 from the same period the prior year. The income tax expense for the six months ended June 30, 2001 was $511,000, in comparison to, an income tax benefit of $377,000 for the six months ended June 30, 2000. The effective tax rate used to calculate the income tax expense for the six months ended June 30, 2001 was approximately 37.5%, which approximates the federal and state statutory rates. On June 30, 2001, the Company determined a 50% valuation allowance on its deferred tax assets remains appropriate, since its projections of future taxable income makes it more likely than not that such deferred assets will be realized. A full valuation allowance had been recorded at June 30, 2000.

     NET INCOME for the three months ended June 30, 2001 was $548,000, an increase of $355,000 from the same period the prior year. The improvement for the three months ended June 30, 2001 was principally due to an increase in net sales, an increase in gross profit margin, and a recording of interest revenue. Net income for the six months ended June 30, 2001 was $852,000, as compared to, a net loss of $4,487,000 for the six months ended June 30, 2000. The improvement for the six months ended June 30, 2001 was primarily due to an increase in net sales, an increase in gross profit margin, a decrease in interest expense, and the recording of a loss due to impairment of asset during the same period the prior year.

     Net loss for Kenwood Therapeutics for the six months ended June 30, 2001 was $208,000, representing a gain of $4,427,000 from the same period in the prior year. The gain was principally due to an increase in net sales, an increase in gross profit margin and the recording of a loss due to the impairment of the DECONAMINE(R) trademark during the six months ended June 30, 2000. The products GLUTOFAC(R)-ZX and PAMINE(R) primarily contributed to the increase in net sales, which was partially offset by a decrease in DECONAMINE(R) and BRONTEX(R).

     Net income for Doak Dermatologics for the six months ended June 30, 2001 was $1,060,000, representing an increase of $912,000 from the same period in the prior year. The increase was principally due to an increase in net sales and increase in gross profit margin. The products of CARMOL(R) 40, ACIDMANTLE(R), and LIDAMANTLE(R) primarily contributed to the increase in net sales and gross profit margin.

RECENT ACCOUNTING PRONOUNCEMENTS
--------------------------------

     On July 20, 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 141, Business
Combinations, and SFAS 142, Goodwill and Intangible Assets.   SFAS 141 is
effective for all business combinations completed after June 30, 2001. SFAS 142 is effective for fiscal years beginning after December 15, 2001; however, certain provisions of this Statement apply to goodwill and other intangible
assets acquired between July 1, 2001 and the effective date of SFAS 142.   Major
provisions of these Statements and their effective dates for the Company are as follows:

* All business combinations initiated after June 30, 2001 must use the purchase method of accounting. The pooling of interest method of accounting is prohibited except for transactions initiated before July 1, 2001.
* Intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability.
* Goodwill, as well as intangible assets with indefinite lives, acquired after June 30, 2001, will not be amortized. Effective January 1, 2002, all previously recognized goodwill and intangible assets with indefinite lives will no longer be subject to amortization.
* Effective January 1, 2002, goodwill and intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicator.
* All acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting.

     The Company will continue to amortize goodwill recognized prior to July 1, 2001, under its current method until January 1, 2002, at which time annual and quarterly goodwill amortization of $119,000 and $29,750 will no longer be recognized. By December 31, 2002 the Company will have completed a transitional
fair value based impairment test of goodwill as of January 1, 2002.   Impairment
losses, if any, resulting from the transitional testing will be recognized in the quarter ended March 31, 2002, as a cumulative effect of a change in accounting principle.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

     The Company's liquidity requirements arise from debt service, working capital requirements and funding of acquisitions. The Company has historically met these cash requirements through cash from operations, proceeds from the line of credit, borrowings for product acquisitions and the issuance of common stock.

     On June 30, 2001, the Company had working capital of $4,677,000, an increase of $1,265,000 over the December 31, 2000 working capital of $3,412,000. The increase in the Company's working capital position at June 30, 2001 was primarily due to recording of short-term investments, a reduction in the revolving credit line, a reduction in accounts payable, and a reduction in accrued expenses, which was partially offset due to a reduction in accounts receivable and an increase in income taxes payable.

     The Company's cash and cash equivalents was $461,000 at June 30, 2001.
Cash provided by operating activities for the six months ended June 30, 2001 was $3,087,000. The sources of cash primarily resulted from (i) net income of $852,000 plus non-cash charges for depreciation and amortization of $535,000, deferred income taxes of $40,000, and compensation for consulting services of $159,000; (ii) a decrease in accounts receivable of $2,511,000, primarily due to increased cash collections from higher sales during December 2000, which was prompted by a pre-announced price increase; (iii) a decrease in inventory and prepaid samples and materials of $59,000; (iv) an increase in prepaid expenses and other of $17,000; (v) a decrease in accounts payable of $794,000; (vi) a decrease in accrued expenses of $369,000, primarily due to payment of accrued bonus for the EVA(R) Financial Management System during the First Quarter 2001; and (vii) an increase in income tax payable of $111,000. Cash provided by operating activities for the six months ended June 30, 2000 was $928,000. This source of net cash was primarily the result of a decrease in accounts receivable and non-cash charges of a loss due to impairment of asset and depreciation and amortization, partially offset by a net loss, a decrease in accrued expenses, and a decrease in income taxes payable.

     Cash used in investing activities for the six months ended June 30, 2001 and 2000 were $2,385,000 and $30,000, respectively. The investment in six months ended June 30, 2001 was primarily for the purchase of short-term investments of $2,200,000 and purchases of property and equipment of $175,000.

     Cash used in financing activities for the six months ended June 30, 2001 was $694,000. The financing activities for the six months ended June 30, 2001 consisted primarily of (i) a payment of long-term debt of $246,000; (ii) net repayments to the revolving credit line of $553,000; (iii) proceeds from exercise of stock options of $67,000; (iv) purchases of treasury stock of $9,000; and (v) distributions of treasury stock of $47,000 due to funding the 401(k) Plan contributions. Cash used in financing activities for the six months ended June 30, 2000 was $1,074,000. The financing activities for the six months ended June 30, 2000 consisted primarily of (i) a payment of long-term debt of $1,351,000; (ii) net repayments of the revolving credit line of $955,000;
(iii) proceeds from the acquisition note from LaSalle Business Credit, Inc. of $1,161,000; (iv) purchases of treasury stock of $6,000; and (v) distributions of treasury stock of $72,000 due to funding the 401(k) Plan contributions.

     The Company has a loan agreement with LaSalle Business Credit, Inc. that is comprised of a $3.5 million revolving asset-based credit facility and a $1.5 million acquisition note for future product acquisitions.

     On June 29, 2001, LaSalle Business Credit, Inc. amended the Loan
Agreement by reducing the interest rate by 1/2% for the acquisition note and the revolving asset-based credit facility. In addition, the maximum allowable capital expenditures covenant for each calendar year was favorably increased from $150,000 to $300,000.

     Interest now accrues on amounts outstanding under this loan agreement at the rate equal to the prime rate of interest, announced from time to time, by LaSalle National Bank plus 1% for the revolving credit facility (8% as of June 30, 2001) and plus 2% for the amount outstanding for the acquisition note (9% as of June 30, 2001). The Company's obligations under the loan have been collateralized by the Company's grant to LaSalle of a lien upon substantially all of the Company's assets.

     The Company had $25,000 and $774,000 in borrowings issued under the revolving asset-based line of credit and the acquisition note at June 30, 2001, respectively, with a remaining availability pursuant to a borrowing base of $3,475,000 from the revolving line of credit and $411,000 from the acquisition note.

     On March 8, 2001, the Company entered into a lease purchase agreement with General Electric Capital Business Asset Funding Corporation that is comprised of a $300,000 credit facility for equipment purchases, specifically to upgrade and install a computer network. At the conclusion of the interim period (the period the Company purchases the equipment), this lease purchase agreement has a term of 3 years. During the interim period, the Company is subject to interest in an amount determined by applying the interim rate, which is the prime rate of interest announced from time to time by Chase Manhattan Bank plus one percent, to the total then outstanding balance. During the basic term (the period subsequent to the interim period), beginning on July 1, 2001, the Company is subject to interest in an amount determined by applying the periodic rate of 10% to the total cost.

     On June 28, 2001, the credit facility was amended by increasing the funding commitment to $380,225. As of June 30, 2001, the Company had $380,225 in borrowings issued under this facility.

     The Company believes that its cash and cash equivalents and cash generated from operations will be adequate to fund the Company's current working capital requirements for at least the next 12 months. However, in the event that the Company makes or anticipates significant acquisitions in the future, the Company may be required to raise additional funds through additional borrowings or the issuance of debt or equity securities.

Item 1. Legal Proceedings
-------------------------

     The Company is involved in legal proceedings of various types in the ordinary course of business. While any such litigation to which the Company is a party contains an element of uncertainty, management presently believes that the outcome of each such proceeding or claim which is pending or known to be threatened, or all of them combined, will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Item 5. Other Information
-------------------------

     None

Item 6. Exhibits and Reports on Form 8-K
----------------------------------------

(a) Exhibits
      None

(b) Reports on Form 8-K
      None


                               SIGNATURES


In accordance with the requirement of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                        BRADLEY PHARMACEUTICALS, INC.
                        -----------------------------
                               (REGISTRANT)



Date: August 14, 2001                     /s/ Daniel Glassman
                                          -------------------
                                          Daniel Glassman
                                          Chairman of the Board, President
                                          and Chief Executive Officer
                                          (Principal Executive Officer)

Date: August 14, 2001                     /s/ R. Brent Lenczycki, CPA
                                          ---------------------------
                                          R. Brent Lenczycki, CPA
                                          Vice President and
                                          Chief Financial Officer
                                          (Principal Financial and
                                          Accounting Officer)